UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                      HOSPITALITY WORLDWIDE SERVICES, INC.
                        (f/k/a LIGHT SAVERS U.S.A., INC.)
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of class of securities)

                                   44106N 10 0
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                                 (CUSIP number)

                                   E.W. Plaut
                                 c/o Relco Inc.
                    3 Stamford Landing, 46 Southfield Avenue
                           Stamford, Connecticut 06902
                                 (203) 975-7254
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 31, 1996
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with
the Commission.   SEE Rule 13d-1(a)  for other parties  to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.44106N 10 0                  13D           Page 2 of 4 Pages
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================================================================================
          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Watertone Holdings LP
                           06-1453057
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          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                    (b) / /
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          3       SEC USE ONLY

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          4       SOURCE OF FUNDS*
                            OO1
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          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
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          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  Delaware
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 NUMBER OF               7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             1,800,000
  OWNED BY
    EACH               ---------------------------------------------------------
 REPORTING               8          SHARED VOTING POWER
PERSON WITH
                                         Not Applicable
                       ---------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                         1,800,000
                       ---------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER

                                         Not Applicable
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                                  1,800,000
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     26.9%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                                  PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
    1  Shares issued in connection with an acquisition.

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CUSIP No.44106N 10 0                  13D           Page 3 of 4 Pages
-----------------------------                     ------------------------------


         This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D dated July 17, 1996 (the "Schedule D"), filed by Watertone Holdings LP. Except as specifically amended hereby, the Schedule D remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 1 is hereby amended in its entirety to read:

Item 1.  Security and Issuer
         -------------------

         The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Hospitality Worldwide Services, Inc. (f/k/a Light Savers U.S.A., Inc.), a New York corporation ("Hospitality"), and the address of its principal executive offices is 509 Madison Avenue, Suite 1114, New York, New York 10022.

         All  references  in the  Schedule  13D to the term  "Light  Savers," as
defined  therein,   shall  hereby  be  deemed  to  be  references  to  the  term
"Hospitality," as defined herein.


         Item 3 is hereby amended in its entirety to read:

Item 3.  Source and Amount of Funds or Other Consideration

         On June 13 1996, Watertone acquired from Watermark Investments Limited, a Delaware corporation ("Watermark") 2,300,000 shares of common stock, par value $.01 per share, of Hospitality (the "Common Stock"), in exchange and consideration for a limited partnership interest in Watertone. On October 31, 1996, pursuant to a reorganization of Watertone's assets and through an amendment and restatement of Watertone's Agreement of Limited Partnership, Watertone transferred its interest in 500,000 shares of Common Stock to the general partner of Watertone, Watertone LLC, effectively reducing Watertone's intererest in Hospitality to 1,800,000 shares of Common Stock.


         Subsection (a) Item 5 is hereby amended in its entirety to read:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) As of the date hereof, Watertone beneficially owned 1,800,000 shares of Hospitality Common Stock. Such shares constitute 26.9% of the shares of Hospitality common stock outstanding as of the date hereof. As of the date hereof there were 6,700,655 shares of Hospitality common stock outstanding.

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CUSIP No.44106N 10 0                  13D           Page 4 of 4 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1996
                                      WATERTONE HOLDINGS LP

                                      By:  WATERTONE L.L.C., its
                                           General Partner



                                           By: /s/ John A. Garraty, Jr.
                                              --------------------------
                                                   John A. Garraty, Jr.
                                                   Manager